

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Larry Lei Wu
Chief Executive Officer
GigaCloud Technology Inc
Unit A, 12/F, Shun Ho Tower
24-30 Ice House Street
Central, Hong Kong

> **Re: GigaCloud Technology Inc**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-41454**

Dear Larry Lei Wu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(y) Segment Reporting, page F-29

1. It appears from your disclosures on pages 104, 105, and 110 that you service global marketplaces including the U.S., the U.K., Germany and Japan, and have warehouses in those countries along with corporate headquarters in China. Please revise your footnotes to provide required geographic information in accordance with ASC 280-10-50-41 or tell us why this information is not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services